================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2003

                        Commission File Number: 001-09531


                                 BBVA BANCO BHIF
                 (Translation of registrant's name into English)

                                 Huerfanos 1234
                                 Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F X                          Form 40-F
                          ---                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes                                  No X
                    ---                                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes                                  No X
                    ---                                 ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                  No X
                    ---                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

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


                                 BBVA BANCO BHIF

                                TABLE OF CONTENTS

                                                                      Sequential
Item                                                                 Page Number
----                                                                 -----------

 1.   BBVA Banco BHIF reports its results for the period ending
      September 30th, 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BBVA BANCO BHIF

Date: March 24, 2003                          By: /s/ Ramon Monell Valls
                                                  ------------------------------
                                                  Name:  Ramon Monell Valls
                                                  Title: Chief Executive Officer

BBVA Banco BHIF
                                                                   RESULTADOS

FOR IMMEDIATE RELEASE


CONTACTS:

Leonel Segovia                     Fernando Olivares    Julissa Fernandez
BBVA Banco BHIF                    BBVA Banco BHIF      BBVA - New York
(562) 679 2322/ Fax (562) 2287     (562) 679 2353       (212) 728-1660 / Fax (212) 333-2905
lsegovia@bhif.cl                   Folivaresm@bhif.cl   Julissa.Fernandez@bbvany.com
===========================================================================================

(Santiago, Chile, November 28, 2002)--BBVA Banco BHIF (NYSE: BB, BCS: BHIF) reports its results for the period ending September 30, 2002. Net income for the quarter of Ch$5,507 million represents a 24.9 percent increase in comparison to the third quarter of 2001 and a 6.8 percent rise over the second quarter of 2002. Net income growth was the result of both a sustained improvement in fee income and stronger net interest revenues. Total loans expanded 21.7 percent over twelve months, while deposits increased by 35.1 percent.


                      THIRD QUARTER HIGHLIGHTS 2002

> Net income for the third quarter amounted to Ch$5,507 million. The 24.9 percent growth in earnings over 3Q01 was obtained from positive performances of net interest revenues, commissions and income linked to the recovery of previously charged-off loans and of client expenses. Advances achieved regarding credit quality have reduced the provision for loan losses as a percentage of total loans. Cumulative earnings this year to September amounted Ch$16,079 million, and the 20.1 percent growth compares favorably to the Ch$13,386 million posted for the comparable period of 2001.

> Operating income rose 12% over the quarter on the back of loan portfolio growth. The fastest growing components were net interest revenues and fee income, which expanded at 56.2 percent and 28.5 percent, respectively. Net interest revenues have been helped by adjustments on transactions subject to exchange rate movements, and prompted growth amounting to Ch$15,525 million for the quarter and Ch$27,771 million on the cumulative balance. On excluding such effects, net interest revenue growth amounted to 4.8 percent.

> Income from services is continuing to rise in importance as an alternative source of earnings from net interest revenues. Fee income expanded 28.5 percent compared to 3Q01 and by 22.8 percent on a cumulative basis to September. The result follows the policy introduced at the Bank to optimize commission charges and broaden its portfolio of fee-generating products and services. The number of checking accounts increased by 5,676 accounts over the stock held in 3Q01, while on-line accounts rose by 31,554 over the same period.


* All figures and comparisons are in nominal terms, based on unaudited consolidated financial data. Currency is denominated in millions of Chilean pesos

> The 21.7 percent increase in total loans was achieved over a period when the banking industry managed just 1.9 percent growth. The performance raised BHIF's market share of total loans from 5.62 percent to 6.57 percent over the period, and the Bank also further increased its penetration of lower risk segment clientele. This growth has enhanced the Bank's presence in personal banking through residential and consumer loans as well as among large corporate clients. Commercial and foreign trade loans grew at 12.4 percent and 46.7 percent, respectively, with BHIF's performance better than that of the industry in each of the areas mentioned.

> Loan portfolio growth has been achieved along with a notable improvement in credit quality. As a percentage of total loans, the Bank's past due loans improved from 2.35 percent in 3Q01 to 1.94 percent in 3Q02. The risk index, which measures the likelihood of loan losses, also improved from 1.87 percent in 3Q01 to 1.75 percent in 3Q02. According to the Superintendency of Banks' information applicable to June 2002, the risk index for the industry was 2.0 percent, and revealed a rising trend from February 2002, when the figure stood at 1.92 percent.

>    Client deposits performed solidly with checking account balances rising
     29.5 percent compared to 3Q01. On including other sight accounts, non-interest bearing deposits grew at 46.2 percent in comparison to 3Q01. Time deposits also performed well, on expanding 31.6 percent over this same period.

> The strength of the results this quarter has improved the Bank's return on equity from 7.76 percent in 3Q01 to 9.41 percent in 3Q02. On a cumulative basis to September 2002, the return on equity of 9.16 percent is 131 basis points higher than for the comparable period in 2001.


Entorno Macroeconomico1
-----------------------

Progress with nominalisation

In September, the Central Bank of Chile (BCCh) has begun to issue new debt instruments intended to partially replace the long-term instruments that currently exist. These include Chilean-peso denominated instruments (BCPs) and instruments indexed to inflation (BCUs) and the dollar (BCDs). All of the new securities will have a bullet structure (half-yearly interest payments and a capital payment at maturity), which is the standard arrangement in the industrial economies. This contrasts with the half-yearly amortization and interest calendar of most of the instruments issued previously.

The above measures will be reinforced with issues of instruments with the minimum amount required in an international tender in order to serve as benchmarks in the fixed-income market ($300 million). The new instruments also include a nominal 5-year bond, when the peso-denominated note with the longest maturity was previously only two years.

The BCCh aims to increase the participation of external agents in the domestic public debt market and increase its liquidity. In addition, the monetary authorities have signalled explicitly that they intend to increase the relative share of debt issued in Chilean pesos, which constitutes a step forward in the nominalisation of the economy. The adjoining graph displays the composition of bank deposits by currency, showing the progress made to date in this aspect.

--------------------
1 Source: BBVA Latinwatch, a publication of BBVA's research services in association with BBVA Banco Bhif and other Latin American banks within Groupo BBVA.

Downward revision of growth forecasts

All the economic agents have lowered their economic growth forecasts for 2002 and 2003 over the last three months. A survey of more than 30 economists conducted by the BCCh records a fall in expectations for GDP growth in 2002 and 2003 of over one point, between April and September of this year. For its part, the BCCh released its official projections in the Monetary Policy Report for
September: a range of between 2% and 2.5% for this year (previously 3%) and between 3.5% and 4.5% for 2003 (previously 5.8%). We have also marked down our growth projections, to 2.2% for 2002, and to 2.8% for 2003, owing to the downward revision of growth in Chile's trading partners. Slower world growth will lead to lower copper prices, which will also have a negative effect on Chilean growth.

The Ministry of Finance has lowered Chile's potential GDP growth rate (used to determine Central Government policy on the structural surplus), from 5.9% to 4.1%. The reasons for this adjustment are the decline in the investment rate (from levels around 27% before the last recession in 1999, to a rate close to 23% in the period 1999-2002) and the decrease in total factor productivity.

It is reasonable to expect potential growth to be revised up in future as a result of: i) an increase in investment following the implementation of reforms in the telecommunications, electricity and fishing sectors; ii) an improvement in the terms of trade due to the higher rate of world growth expected in the years ahead and the effect of the free trade treaties. Likewise, the gap between GDP and potential GDP, projected to reach 6.6% of GDP in 2003, is also expected to close in the coming years. In the past, this gap took five years on average to close. If this is so, the expected annual 1.3% reduction of the output gap would have to be added to the potential GDP growth rate of 4.1%, so that the average growth rate expected for the 5-year period 2004-2008 would be 5.5%.


Recent Developments
-------------------

> In an overhaul of technology, we have continued to finalize the implementation of the "Altamira" systems' platform, incorporating new modules and effecting the development of complementary software. We expect Altamira's implementation process to finish during the second half of 2002.

> The Bank has continued to invest in means and infrastructure to improve its efficiency in the midterm. Aside from the previously mentioned outlays on technology, it has invested in human resources taking on new personnel and effecting reassignments aimed at optimizing the productivity of its management team.

Result of Operations
--------------------

1.   Net Income
---------------

-----------------------------------------------------------------------------------------------
                                                                3Q02    sep-02
                                                                --------------
Utilidad Neta                  3Q01     1Q02    2Q02    3Q02    3Q01    sep-01  sep-01   Sep-02
-----------------------------------------------------------------------------------------------
Utilidad antes de impuestos    5,083    6,318   5,726   6,484   27.6%   20.7%   15,354   18,528
Impuesto a la renta             (674)    (904)   (569)   (977)  44.9%   24.5%   (1,968)  (2,450)
Utilidad neta                  4,409    5,415   5,157   5,507   24.9%   20.1%   13,386   16,079
-----------------------------------------------------------------------------------------------

Third quarter net income of Ch$5,507 million represents 24.9 percent growth compared to 3Q01. This is the best quarterly result since the BBVA Group became a shareholder at the Bank. The rise in earnings makes plain the positive impact of the work undertaken in recent times to promote healthy growth at the Bank. This has led to improved generation of interest revenues and lower risk-associated expenses per unit asset and has been bolstered further through the Bank's optimizing policy regarding fee charges.

Consequently, operating income increased 12 percent in 3Q02. The provision for loan losses rose just 1.4 percent when compared to 3Q01 over a period when credit quality indexes improved significantly. In cumulative terms for the first three quarters, income amounted to Ch$16,079 million at a growth rate of 20.1 percent, which is a positive performance given that the cumulative income for the banking industry to September 2002 declined 7.8 percent.

Exchange rate appreciation and interest rate cuts aided the quarterly operating result. The Bank's fee income is still increasing thanks to efforts at optimizing commission charges and expanding its base of products and services that generate such income. Net income from services for the quarter amounted to Ch$5,552 million, which is 28.5 percent more than for 3Q01. In cumulative terms the growth was 22.8 percent.

By applying conservative criteria when issuing and tracking loans, the Bank's improved credit risk policy has enabled provision expenses to remain almost flat in comparison to 3Q01. Recoveries of previously charged-off loans expanded 16.3 percent on a cumulative basis, and added an additional Ch$880 million to the result. The Bank's growing presence in segments of lower political risk clients, during the course of the year, has also influenced the outcome. The risk index, in turn, improved from 1.87 percent in 3Q01 to 1.75 percent in 3Q02, and is currently 24 basis points better than in 2Q02.

Finally, quarterly pre-tax income increased 27.6 percent compared to 3Q01 while for the period from January to September 2002, pre-tax cumulative earnings amounted to Ch$18,528 million resulting in 20.7 growth over the comparable period in 2001.

1.1 Net Interest Revenues
-------------------------

---------------------------------------------------------------------------------------------------------------
                                                                         3Q02      sep-02
                                                                        -----------------
Ingreso neto por intereses    3Q01      1Q02       2Q02       3Q02       3Q01      sep-01    sep-01     sep-02
---------------------------------------------------------------------------------------------------------------
Intereses percibidos          56,679    40,598     64,646     68,121     20.2%      4.3%     166,149    173,365
Intereses pagados            (29,052)  (18,699)   (28,431)   (24,969)   -14.1%    -22.2%     (92,655)   (72,099)
Ingreso neto por intereses    27,627    21,899     36,215     43,152     56.2%     37.8%      73,495    101,266
----------------------------------------------------------------------------------------------------------------

Net interest revenue for 3Q02 was 56.2 percent higher than for 3Q01 and was helped by the increase in interest earning assets (loans plus financial investments) and by the higher exchange rate. On a cumulative basis to September, net interest revenues expanded 37.8 percent that translates into Chh$27,771 million higher income.

The 7.2 percent rise in the exchange rate in 3Q02 produced Ch$15,700 million in extraordinary income from the repricing of dollar-indexed financial instruments held in pesos compared to Ch$3,361 million in 3Q01. Even though the exchange rate difference in 3Q01 was higher, greater client demand for exchange rate hedging instruments (forward contracts) caused the volume of dollar-indexed peso investments and hedging contracts to soar in 2002.

On excluding the effects of exchange rate movements on net interest revenues, income from this source fell by 4.3 percent compared to 3Q01 and by 11 percent on a cumulative basis this year. This has occurred in a context of successive reductions to the reference rate and, as a result, of the Bank's average loan rate. In the first nine months of 2001 the rate fell 150 basis points, while in 2002 over the same period, the cut mounted to 250 basis points. The downward movement in interest rates has been offset by the big increase in interest-earning assets.

As well as prompting the lower loan rate, the reduction in the reference rate has also had an impact on industry deposit rates. As deposit rates are reset faster, the Bank's interest expenses have fallen by 14.1 percent while interest bearing deposits, the Bank's principal source of funding, have increased 31.6 percent. From January to September 2002, interest paid by the Bank fell 22.2 percent compared to same period of 2001.

The Bank's net interest margin of 6.87 percent in 3Q02 and 5.72 percent in the first three quarters of 2002 compare favorably to the respective 5.28 percent and 4.67 percent recorded last year. On excluding the effects of exchange rate movements on the net interest margin, however, the net interest margin shrank in 2002. On this basis, the cumulative net interest margin to September would have fallen 27 basis points to 3.76 percent. Even so, we ought to state that from 1Q02 to 3Q02 the net interest margin would have increased by 27 basis points.

1.2 Provision for Loan Losses
-----------------------------

----------------------------------------------------------------------------------------------
                                                                                          3Q02
                                                                                        ------
Provisiones sobre colocaciones          3Q01        1Q02         2Q02        3Q02         3Q01
----------------------------------------------------------------------------------------------
Provisiones s. Colocaciones (flujo)     (8,826)     (6,188)      (6,697)     (8,948)     1.4%
Colocaciones totales                 1,715,140   1,772,342    1,855,817   2,087,511     21.7%
Indice de riesgo *                        1.87%       2.01%        1.99%       1.75%
Provisiones obligatorias requeridas
  en base a indice de riesgo            32,022      35,660       36,931      36,448      13.8%
Provisiones sobre colocaciones          39,649      43,069       43,329      44,111      11.3%
Provisiones sobre colocaciones            2.31%       2.43%        2.33%       2.11%
como % del total de colocaciones
----------------------------------------------------------------------------------------------

Provision for loan losses increased just 1.4% in comparison to 3Q01, and is consistent with the reduction in the level of past due loans and the improvement in the Bank's risk index. Credit quality has improved due to the conservative emphasis placed on managing credit risk, from the outset and tracking the loans, and runs complementary to ongoing monitoring of the inherent risks of each economic sector. It is noteworthy, therefore, that the allowance the Bank has set aside exceeds the mandatory amount determined by the risk index by over Ch$7,000 million.

On a cumulative basis, the provision for loan losses to September 2002 also rose by 1.4 percent with respect to the comparable period a year earlier, raising the allowance for loan losses 11.3 percent at 3Q02.

1.3 Income from Services, net
-----------------------------

------------------------------------------------------------------------------------------------------------------
                                                                             3Q02     sep-02
                                                                             ---------------
Ingreso neto por comisiones     3Q01       1Q02       2Q02        3Q02       3Q01     sep-01    sep-01     sep-02
------------------------------------------------------------------------------------------------------------------
Ingreso por comisiones          5,446      5,877      5,971       6,749      23.9%     18.0%    15,761     18,597
Gasto por comisiones           (1,124)    (1,242)    (1,163)     (1,196)      6.4%      1.5%    (3,548)    (3,601)
  Ingreso neto por comisiones   4,322      4,635      4,808       5,552      28.5%     22.8%    12,214     14,996
------------------------------------------------------------------------------------------------------------------

Continuing the trend of previous quarters, fee income increased by 28.5 percent compared to 3Q01 to total Ch$5,552 million in 3Q02. This result reflects the greater strategic importance of fee income for the Bank, and is the consequence of BHIF's efforts to increase earnings from this source by optimizing its policy of commission charges as well as by expanding its base of fee-generating products and services. The significant contributions to the growth of fee income came from commissions on checking accounts, automatic tellers, the I.N.P. contract, and on the intermediation of syndicated loans. The latter component is especially relevant, as these are earnings from a market segment in which BHIF has started to participate actively taking advantage of the size and support of BBVA.

On a cumulative basis the 22.8 percent growth to September 2002 in income from services, net, contributed an additional Ch$2,782 million such that this source of income now accounts for 16.9 percent of total operating income, compared to
14.8 percent in 3Q01 and 12.8 percent in 3Q00.

1.4 Other Operating Income, net
-------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                               3Q02     sep-02
                                                                               ---------------
Otros ingresos operacionales netos   3Q01       1Q02       2Q02       3Q02      3Q01      sep-01   sep-01    sep-02
--------------------------------------------------------------------------------------------------------------------
Ingresos por intermediacion          3,192      2,312       2,082      6,014     88.4%     41.7%    7,344     10,408
Perdidas por intermediacion           (527)      (555)     (1,417)    (3,268)   519.9%    619.9%     (728)    (5,241)
Utilidades de cambio (netas)        (6,023)    (1,075)    (12,501)   (19,428)   222.6%    226.4%  (10,111)   (33,005)
    Total                           (3,359)       682     (11,837)   (16,682)   396.7%    696.6%   (3,495)   (27,837)
--------------------------------------------------------------------------------------------------------------------

A substantial loss was recorded in other operating income following exchange rate movements at the close of 3Q02. The position is an accounting phenomenon, as it does not consider dollar-indexed investments in pesos as foreign exchange assets, and thus generates a significant operating loss following exchange rate appreciation. This accounting loss is sharply reversed on taking into account the income generated from dollar-indexed investments to cover the position.

Net income from the repricing of financial instruments increased 88.4 percent in 3Q02 in comparison to 3Q01 following a sharp reduction in interest rates on Central Bank instruments over the period. In 3Q02, the rate on 8-year PRCs fell from 4.46 percent to 2.56 percent.

1.5 Other Income and Expenses
-----------------------------

---------------------------------------------------------------------------------------------------------------
                                                                               3Q02   sep-02
Otros ingresos y gastos               3Q01      1Q02       2Q02      3Q02      3Q01   sep-01   sep-01    Sep-02
---------------------------------------------------------------------------------------------------------------
Recuperacion de creditos castigados  2,171     1,818      2,219     2,251      3.7%    16.3%    5,407     6,287
Ingresos no operacionales              706       739      1,476     1,441    104.1%    69.1%    2,161     3,655
Gastos no operacionales                288      (754)      (767)   (1,075)             24.3%   (2,088)   (2,595)
Participaciones minoritarias          (106)       27         13        47                         (65)       88
    Total otros gastos e ingresos    3,059     1,830      2,940     2,665    -12.9%    37.3%    5,416     7,435
---------------------------------------------------------------------------------------------------------------

The balance of other income and expenses at 3Q02 reveals a decrease of 12.9 percent compared to 3Q01 yet a cumulative increase of 37.3 percent to September 2002. The decline in the quarterly result is caused by Ch$1,075 million of non-operating expenses that are charge-offs on assets received in lieu of payment under current regulatory guidelines and for such operations. Income from the recovery of previously charged-off loans, in contrast, rose by 3.7 percent for the quarter and by 16.3 percent on cumulative basis, and constitutes a strong source of rising earnings. In addition to the recovery of previously charged-off loans, the doubling of non-operating income compared to 3Q01 is the result of a policy decision to boost the recovery of client-related expenses.

1.6 Operating Expenses
----------------------

----------------------------------------------------------------------------------------------------------------------
                                                                               3Q02     sep-02
                                                                               ---------------
Gastos operacionales                 3Q01       1Q02       2Q02      3Q02      3Q01     sep-01      sep-01     Sep-02
----------------------------------------------------------------------------------------------------------------------
Remunerac. y gastos en personal     (7,664)    (7,290)    (7,809)   (7,922)    3.4%        4.8%    (21,976)   (23,022)
Gastos administrativos y otros      (6,834)    (6,817)    (7,186)   (7,109)    4.0%        8.5%    (19,454)   (21,112)
Depreciacion y amortizacion         (2,231)    (3,053)    (3,245)   (3,235)   45.0%       54.0%     (6,190)    (9,533)
    Total gastos operacionales     (16,730)   (17,160)   (18,241)  (18,266)    9.2%       12.7%    (47,620)   (53,667)
----------------------------------------------------------------------------------------------------------------------

Total operating expenses for 3Q02 rose 9.2 percent compared to 3Q01 and by 12.7 percent on an cumulative basis to September 2002. Within this, though, salaries and administrative expenses expanded at the lower rates of 3.4 percent and 4.0 percent respectively. Growth in each case was lower than that recorded in 2Q02 as expenses were reduced through an ongoing search for saving and points of synergy. Amortization of the Bank's investment in its new computing platform continues to contribute to the substantial increase in depreciation and amortization expenses, as these expanded 45 percent in comparison to 3Q01 and by 54 percent on accumulated basis, and are the main reason for the increase in total operating expenses.

Operating efficiency at the Bank improved from 58.52 percent in 3Q01 to 57.04 percent in 3Q02. On taking into account the higher amortization expenses of around Ch$1,000 million a month, net of this item BHIF's stands at 47.7 percent in 3Q02 compared to 58.5 percent at 3Q01. The better efficiency shows that the growth in our business has been absorbed within the series of productivity improvements derived from the investment in the new technology.

2. Liquidity and Funding
------------------------

----------------------------------------------------------------------------------------------
                                                                                          3Q02
                                                                                      --------
Liquidez y financiamiento                 3Q01        1Q02        2Q02        3Q02        3Q01
----------------------------------------------------------------------------------------------
Depositos
No devengadores de interes
   Cuentas corrientes                   157,678     167,543     181,638     204,182      29.5%
   Otros depositos vista                163,732     251,887     224,369     265,743      62.3%
      Subtotal                          321,410     419,430     406,007     469,925      46.2%
Devengadores de interes
  Cuentas de ahorro y depositos plazo 1,027,044   1,074,870   1,180,372   1,351,766      31.6%
    Total Depositos                   1,348,455   1,494,300   1,586,379   1,821,691      35.1%
      Prestamos y otras obligaciones
Prestamos del Banco Central              14,605      17,519       9,475       8,961     -38.6%
Documentos vendidos con pacto           112,109     179,337     241,879     245,587     119.1%
Letras hipotecarias                     252,468     245,272     253,682     263,806       4.5%
Otras obligaciones
  Bonos Subordinados                     30,567      30,787      31,176      30,996       1.4%
  Otros bonos                            45,076      43,345      40,797      41,930      -7.0%
  Prestamos de Inst. Fin. locales        82,033     118,999      96,539      95,245      16.1%
  Prestamos del exterior                 64,504     110,935      51,281     129,466     100.7%
  Otras obligaciones varias              47,263      30,368      37,634      47,838       1.2%
    Total prestamos y otras oblig.      648,625     776,562     762,463     863,829      33.2%
Otros pasivos                           168,170     233,854     190,069     160,493      -4.6%
----------------------------------------------------------------------------------------------

Total deposits, sight accounts and time deposits, grew at 35.1 percent in 3Q02, year on year. Sight accounts rose 46.2 percent as checking account balances increased by 29.5 percent in comparison to 3Q01. This performance is linked to the Bank's increase of 5,676 checking accounts at 3Q02 taking its total to 81,074 clients. Other sight account balances climbed 62.3 percent over the period and has advanced the share of non-interest bearing deposits, comprised of client-drawn funds to 25.8 percent from 23.8 percent in 3Q01. In its efforts to raise non-interest bearing funds by expanding the stock of sight accounts, accounts held at BHIF increased by more than 31,500 units year on year and at 3Q02 they numbered 138,434.

Interest bearing deposits grew at 31.6 percent from 3Q01 to 3Q02. With this line of funding expanding at a lower rate than sight accounts, the proportion of interest bearing funds to total client-drawn deposits is two percent lower, thereby easing the pressure on the Bank's cost of funding. Furthermore, interest bearing deposits obtained through the Bank's branch network have been encouraged, largely to reduce the proportion of corporate clients who generally have greater bargaining power that would raise the cost of such funds.

In regard to institutional debt, Central Bank borrowings have fallen 38.6 percent year on year. Securities sold under repurchase agreements, on the other hand, reveal the opposite trend growing by 119 percent compared to 3Q01, although they have remained stable since 2Q02. Even though borrowings from foreign banks have doubled since 3Q02, client-drawn funds represent more twice the amount of obligations to domestic and foreign institutions.

3. Interest Earning Assets
---------------------------------------------------------------------------------------------------------------------
                                                                                                                3Q02
                                                                                                               -----
Activos generadores                                        3Q01          1Q02          2Q02          3Q02       3Q01
---------------------------------------------------------------------------------------------------------------------
Inversiones Financieras
 Documentos del Estado                                  188,814       182,961       156,789       216,342       14.6%
 Instrumentos comprados bajo pacto                        7,527        14,490        46,040        68,728      813.1%
 Instrumentos en garantia bajo pacto                    104,270       176,867       240,138       215,491      106.7%
 Otras inversiones financieras                           88,097        59,468        59,525        78,663      -10.7%
    Total Inversiones Financieras                       388,708       433,786       502,492       579,224       49.0%
Colocaciones
 Comerciales                                            702,169       743,995       731,905       789,154       12.4%
 Consumo                                                166,917       171,668       181,035       196,816       17.9%
 En Letras Hipotecarias                                 234,447       229,108       235,563       243,213        3.7%
 En Mutuos Hipotecarios                                 211,152       242,780       262,333       278,299       31.8%
 Comercio Exterior                                      173,497       157,285       212,027       254,503       46.7%
 Interbancarias                                               0             0             0        73,532
 Contratos de Leasing                                    61,157        64,940        67,020        64,420        5.3%
 Otros creditos vigentes                                 48,355        47,108        48,148        72,668       50.3%
 Vencidas                                                40,353        39,667        38,592        40,527        0.4%
 Contingentes                                            77,094        75,793        79,194        74,379       -3.5%
    Total colocaciones                                1,715,140     1,772,342     1,855,817     2,087,511       21.7%
Provisiones sobre colocaciones                          (39,649)      (43,069)      (43,329)      (44,111)      11.3%
    Total colocaciones netas                          1,675,492     1,729,273     1,812,488     2,043,400       22.0%
---------------------------------------------------------------------------------------------------------------------

Total loans at the Bank have expanded 21.7 percent since 3Q01 on strong consumer and company lending, given that to August 2001 the economy grew at only 1.7 percent. Our growth easily outpaced that of the banking industry, which to September only managed a 1.9 percent increase. The Bank's year on year loan growth has exhibited a rising trend since 1Q02, when total loans expanded by
10.0 percent year on year. As a point of comparison, industry growth for total loans slid back from 5.5 percent in 1Q02 to the 1.9 percent mentioned above at 3Q02.

Within personal banking, consumer loan growth rose 17.9 percent following this year's assorted marketing campaigns. The high degree of consumer loan penetration among Bank clients is also notable, and squares with client profiles drawn up in the business strategy, thus reducing exposure in riskier segments considerably. In regard to transaction volumes, consumer loan transactions extended to Bank clients increased by 30,340 from 3Q01 to 3Q02.

Also in personal banking, residential loans (granted under other housing loans) rose 31.8 percent compared to 3Q01. Re-launching the "Hipotecon" product has pushed average monthly invoicing for such loans in 2002 up to Ch$11,000 million (US$14 million) and represents 26 percent growth compared to the average monthly amounts billed in 2001. These growth rates have led to substantial 12- month gains in market share both in consumer and residential housing loans. Over the year to 3Q02, BHIF's share of consumer loans improved 41 basis points to 7.73 percent, while its share of other housing loans increased by 61 basis points to
7.84 percent.

Quarterly commercial loan growth of 12.4 percent, year on year, owes much to the emphasis BHIF has placed on raising its presence in corporate banking. This growth, achieved in a period when industry commercial loans declined by 0.3 percent, truly reflects the success of measures introduced by management in the second quarter to boost the Bank's activity in a highly attractive segment and one that has been identified as a principal growth driver. In a similar fashion, foreign trade loans expanded 46.7 percent to September, boosted by the 100 percent plus increase, year on year, in credit business for financing imports. Even without the aid of the appreciation of the exchange rate growth over the period was 7.4 percent.

Expansion of the Bank's total loans has been achieved while maintaining the volume of past due loans stable. Past due loans only aggregated 0.4 percent in the 12 months to 3Q02. This performance is consistent with the policy of seeking to expand lending in low risk segments while constantly tracking business. Anticipating events such as the Argentine crisis and the instability of the Brazilian economy has meant that the Bank does have a particularly high exposure in companies concentrated in these countries which, in turn, means that our past due loans have been barely affected by these situations.

4. Credit Quality
-----------------

--------------------------------------------------------------------------------
Calidad de Cartera
Clasificacion de creditos                   3Q01      1Q02      2Q02      3Q02
--------------------------------------------------------------------------------
     A                                     77.60     76.90     75.60     77.90
     B                                     17.50     17.50     19.10     17.50
     B-                                     3.50      4.20      3.90      3.40
     C                                      1.10      0.90      0.90      0.80
     D                                      0.40      0.50      0.50      0.50
Indice de riesgo *                          1.87%     2.01%     1.99%     1.75%
C. Vencida/Total coloc                      2.35%     2.24%     2.08%     1.94%
Provisiones/Total coloc.                    2.31%     2.43%     2.33%     2.11%
Provisiones/C. Vencida.                    98.26%   108.57%   112.27%   108.84%
--------------------------------------------------------------------------------
*datos no consolidados

At the close of the third quarter, the Risk Index, the measure of the likelihood of losses on loans, contracted significantly. The index fell 12 basis points over the period 3Q01 to 3Q02 and by 24 basis points over the figure for 2Q02. This performance goes against the trend prevailing within the industry, whose risk index deteriorated over the period to June 2002. The improvement in the Bank's risk index resulted from a higher proportion of A and B category loans and a reduction of class C loans.

Furthermore, past due loans, as a percentage of total loans, fell from 2.35 percent to 1.94 percent from 3Q01 to 3Q02, while the coverage ratio improved from 98.26 percent to 108.84 percent. Over this same period, allowances over total loans fell by 20 basis points, given the soundness of our portfolio's growth, as we prize growth in low risk segments. Allowances have increased by more than 11 percent, and easily exceed the level of provisions required to cover our risk index.

5. Shareholders' Equity
-----------------------

--------------------------------------------------------------------------------
                                                                            3Q02
                                                                           -----
Capital y reservas                  3Q01      1Q02      2Q02      3Q02      3Q01
--------------------------------------------------------------------------------


Capital                          146,167   146,864   148,339   149,371      2.2%
Reservas                          81,046    94,110    80,560    84,623      4.4%
Utilidad acumulada del ano        13,386     5,415    10,572    16,079     20.1%
    Total capital y reservas     240,599   246,389   239,470   250,073      3.9%
--------------------------------------------------------------------------------

Shareholders' equity at the Bank rose 3.9% closing the quarter to September 2002 at Ch$250,073 million. In regard to Basle standards, the Bank's (Tier II capital ratio of) 12.53% in 3Q02 easily exceeds the 8 percent the current norms demand. These have been calculated on a consolidated basis since June 2002. Moreover, our basic capital divided by total consolidated assets stood at 7.53% compared to an average figure of 6.79 percent for our competitors.

Following the September 2000 capital injection, BHIF has achieved sustained asset growth without needing to seek fresh funds and, currently, has among the strongest equity positions among its competition, in spite of posting over 20 percent loan growth.

Informacion financiera relevante
--------------------------------
Estado de resultados consolidado (no auditado)
----------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                          3Q02    sep-02
Estado de Resultados Consolidado                                                        ----------------
(No auditado)                             3Q01        1Q02        2Q02        3Q02        3Q01    sep-01    sep-01     sep-02
------------------------------------------------------------------------------------------------------------------------------
Ingreso neto por intereses              27,627      21,899      36,215      43,152       56.2%     37.8%    73,495     101,266
Provisiones sobre colocaciones          (8,826)     (6,188)     (6,697)     (8,948)       1.4%      1.4%   (21,535)    (21,833)
Ingreso neto por comisiones              4,322       4,635       4,808       5,552       28.5%     22.8%    12,214      14,996
Otros ingresos operacionales, netos     (3,359)        682     (11,837)    (16,682)     396.7%    696.6%    (3,495)    (27,837)
Otros ingresos y gastos                  3,059       1,830       2,940       2,665      -12.9%     37.3%     5,416       7,435
Gastos de operacion                    (16,730)    (17,160)    (18,241)    (18,266)       9.2%     12.7%   (47,620)    (53,667)
Correccion monetaria                      (991)        629      (1,464)       (960)      -3.2%    -42.1%    (3,098)     (1,795)
Interes minoritario                        (19)         (7)          1         (29)      50.0%     58.2%       (23)        (36)
Utilidad antes de impuestos              5,083       6,318       5,726       6,484       27.6%     20.7%    15,354      18,528
    Impuesto a la renta                   (674)       (904)       (569)       (977)      44.9%     24,5%    (1,968)     (2,450)
Utilidad neta                            4,409       5,415       5,157       5,507       24.9%     20.1%    13,386      16,079
------------------------------------------------------------------------------------------------------------------------------

Balance Resumido
----------------
--------------------------------------------------------------------------------
                                                                            3Q02
                                                                           -----
Activos                        3Q01        1Q02        2Q02        3Q02     3Q01
--------------------------------------------------------------------------------
Fondos disponibles          171,417     315,743     254,536     265,530    54.9%
Inversiones Financieras     388,708     433,786     502,492     579,224    49.0%
Colocaciones netas        1,675,492   1,729,273   1,812,488   2,043,400    22.0%
Otros activos               170,315     272,394     208,959     208,046    22.2%
    Total activos         2,405,932   2,751,197   2,778,474   3,096,199    28.7%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                            3Q02
Pasivos                        3Q01        1Q02        2Q02        3Q02     3Q01
--------------------------------------------------------------------------------
Depositos                 1.348.455   1.494.300   1.586.379   1.821.691   35,1%
Prestamos                   648.625     776.562     762.463     863.829   33,2%
Otras obligaciones          168.170     233.854     190.069     160.493   -4,6%
Interes minoritario              84          93          93         114   35,8%
Capital y reservas          240.599     246.389     239.470     250.073    3,9%
    Total pasivos         2.405.932   2.751.197   2.778.474   3.096.199   28,7%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Indicadores                                    3Q01           1Q02           2Q02          3Q02        sep-01      sep-02
--------------------------------------------------------------------------------------------------------------------------

Rentabilidad
 ROE                                          7.76%          8.99%          9.01%          9.41%         7.85%       9.16%
 ROA                                          0.73%          0.79%          0.74%          0.71%         0.74%       0.69%
 ROAE                                         7.44%          8.83%          8.56%          8.96%         7.60%       8.78%
 ROAA                                         0.70%          0.83%          0.75%          0.76%         0.70%       0.78%
 Ing. Operac./A. Generadores prom.            5.47%          4.86%          5.01%          5.10%         5.22%       4.99%
 Margen de interes neto (NIM)                 5.28%          3.91%          6.22%          6.87%         4.67%       5.72%
Utilidad por accion
 Acciones emitidas (millones)               361.22         361.22         361.22         361.22        361.22      361.22
 Utilidad neta por accion (Ch$)              12.20          14.99          14.28          15.24         37.06       44.51
 Utilidad neta por ADS (Ch$)                122.05         149.90         142.78         152.44        370.56      445.12
 Utilidad neta por ADS (US$)                  0.18           0.23           0.20           0.20          0.53        0.60
 Acciones emitidas (promedio) (millones)    361.22         361.22         361.22         361.22        361.22      361.22
 Utilidad neta por accion (Ch$)*             12.20          14.99          14.28          15.24         37.06       44.51
 Utilidad neta por ADS (Ch$)*               122.05         149.90         142.78         152.44        370.56      445.12
 Utilidad neta por ADS (US$)*                 0.18           0.23           0.20           0.20          0.53        0.60

Eficiencia
 Gastos oper./Ingresos oper.                 58.52%         63.05%         62.50%         57.04%        57.92%      60.69%
 Gastos oper./activos total prom.             2.66%          2.62%          2.64%          2.52%         2.50%       2.59%
Calidad de Cartera
 C. vencida/Total colocaciones                2.35%          2.24%          2.08%          1.94%         2.35%       1.94%
 Provisiones/Total colocaciones               2.31%          2.43%          2.33%          2.11%         2.31%       2.11%
 Indice de riesgo                             1.87%          2.01%          1.99%          1.75%         1.87%       1.75%
 Provisiones/C. Vencida                      98.26%        108.57%        112.27%        108.84%        98.26%     108.84%
Saldos promedio
 Activos generadores                     2,092,028      2,242,054      2,330,514      2,511,575     2,099,010   2,361,381
 Activos totales                         2,512,025      2,618,016      2,768,272      2,893,859     2,538,761   2,760,049
 Capital y reservas                        236,864        245,387        240,927        245,812       234,882     244,042
Otros datos
 Tasa de Inflacion                            1.35%          0.46%          0.34%          1.67%         2.82%       2.48%
 Variacion de la UF                           0.58%         -0.40%          0.97%          0.61%         2.06%       1.18%
 Tipo de Cambio (Ch$/US$)                   696.23         664.44         697.62          747.6        696.23      747.62
--------------------------------------------------------------------------------------------------------------------------
*proforma

Forward looking statements
--------------------------

This news release may contain words, such as "believe", "expect", "estimate", "intend", and "anticipate" and similar expressions, that identify forward-looking statements, which reflect the Bank's views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank's filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.